                                                     STEVEN M. SKOLNICK
                                                     Member of the Firm

                                                     Tel  973 597 2476
                                                     Fax  973 597 2477

                                                     sskolnick@lowenstein.com

December 29, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street N.E.
Washington, D.C. 20549

Attn.: Mr. Joseph McCann

RE:   IVIVI TECHNOLOGIES, INC. (THE "COMPANY")
      REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
      FILED DECEMBER 7, 2009
      FILE NO. 001-33088

Dear Mr. McCann:

The following are responses to the letter of comment dated December 14, 2009 from the Staff (the "Staff") of the Securities and Exchange Commission. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter of comment.

BACKGROUND OF THE BUSINESS, PAGE 20

      1. WE NOTE YOUR SUBMISSION IN RESPONSE TO PRIOR COMMENT 6 AND YOUR DISCLOSURE ON PAGE 20 CONCERNING FDA'S DETERMINATION THAT YOUR PRODUCTS ARE NOT SUBSTANTIALLY EQUIVALENT TO OTHER DEVICES CLEARED FOR MARKETING THROUGH THE 510(K) PROCESS. PLEASE REVISE THE BACKGROUND SECTION TO DISCLOSE THE DATE OF THE FDA DETERMINATION AND CLARIFY ITS IMPACT, IF ANY, ON YOUR ABILITY TO MARKET EXISTING PRODUCTS AS WELL AS YOUR ABILITY TO OBTAIN FDA CLEARANCE OR APPROVAL FOR PROSPECTIVE PRODUCTS.

      The Company has added disclosure on pages 24-25 in response to the Staff's comment.

      2. WE NOTE YOUR SUBMISSION IN RESPONSE TO PRIOR COMMENT 6 AS WELL AS YOUR FOURTH QUARTER 2008 EARNINGS CALL CONDUCTED ON JUNE 30, 2008. PLEASE REVISE THE BACKGROUND SECTION TO DISCLOSE THE RELEASE OF THE STUDY COMPLETED AT THE CLEVELAND CLINIC AND DESCRIBE ITS IMPACT ON YOUR PROSPECTS.

      The Company has added disclosure on page 24 in response to the Staff's comment.

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U.S. Securities and Exchange Commission                     December 29, 2009
Page No. 2


OPINION OF THE COMPANY'S FINANCIAL ADVISOR, PAGE 27

      3. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 2 AND 3. PLEASE CLARIFY HOW THE FINANCIAL ADVISOR'S ANALYSES REFLECT THE COMPANY'S FORECASTS MENTIONED IN THIS SECTION. ARE THE FORECASTS REFLECTED IN THE "ENTERPRISE VALUE" DISCLOSURE OR IN THE DISCLOSURE REGARDING THE ADVISOR'S JUDGMENT REGARDING LIQUIDATION VALUE? PLEASE ALSO DISCLOSE THOSE FORECASTS.

      Due to the Company's early stage and pre-revenue status, as well as the fact that the Company had limited cash resources to operate its business, the Company was not able to provide Foundation with reliable current projections for the Company. Therefore, Foundation's evaluation of the transaction, including the determination of "enterprise value" and judgment regarding liquidation value, did not include an analysis of projected financial performance. As a result, all references to "forecasts" and "projections" have been removed from this section and disclosure that there were no reliable projections was added to the disclosure on page 34.

INTERESTS OF CERTAIN PERSONS, PAGE 31

      4. WE REISSUE PRIOR COMMENT 5 REGARDING THE INTEREST OF EACH PERSON. PLEASE NAME EACH PERSON WITH AN INTEREST, DESCRIBE THAT PERSON'S RELATIONSHIP TO YOU, AND QUANTIFY THE INTEREST.

      The Company has revised the disclosure on pages 5 and 36 in response to the Staff's comment.

LITIGATION RELATED TO THE TRANSACTIONS CONTEMPLATED UNDER THE ASSET PURCHASE AGREEMENT, PAGE 44

      5.    PLEASE UPDATE YOUR RESPONSE TO THE LAST SENTENCE OF PRIOR COMMENT 6.

      In connection with the litigation disclosed in the proxy statement, the parties have held settlement discussions and have agreed in substance to the terms of a settlement. As a result, a number of changes have been made in the disclosures in the proxy statement, including updates to the terms of such proposed settlement on pages 7 and 49, additional disclosure in the section entitled "Background of the Sale of the Business" on pages 24-25 and 30 and disclosure that the voting agreement has been terminated on pages 4, 7, 9, 10, 13, 17, 18 and 49. As discussed with the Staff, in the event the settlement is not effectuated, the Company will submit to the Staff any additional court papers filed in connection with the litigation.

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U.S. Securities and Exchange Commission                     December 29, 2009
Page No. 2


      6. WE REFER TO PARAGRAPH 61, SECTION E OF THE CLASS ACTION COMPLAINT DATED NOVEMBER 13, 2009. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE ALTERNATIVE RELIEF REQUESTED BY THE PLAINTIFF.

      The Company has added disclosure on pages 6 and 49 in response to the Staff's comment.

PROPOSAL NO. 3, PAGE 60

      7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8. IF SHAREHOLDER APPROVAL IS NOT REQUIRED OR SOUGHT FOR THE EVENTS MENTIONED IN THAT COMMENT, PLEASE REMOVE THE IMPLICATIONS TO THE CONTRARY. OTHERWISE, PLEASE PRESENT THEM AS SEPARATE PROPOSALS.

      The Company has revised the disclosure on page 66 in response to the Staff's comment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, PAGE 67

      8. WE REISSUE PRIOR COMMENT 9. IT IS UNCLEAR WHY YOU BELIEVE YOU CAN OMIT THE INFORMATION FROM YOUR CURRENT FILING.

      The Company has added disclosure on page 72 in response to the Staff's comment.


      If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,


/s/ Steven Skolnick
---------------------------
Steven Skolnick

cc:   Jeff Marell, Esq.
      Ramy Wahbeh, Esq.
      Ed Hammel